FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 11, 2004

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

2004 THIRD QUARTER RESULTS

Buenos Aires, November 11, 2004 – Petrobras Energía Participaciones S.A. (Buenos Aires: PBE NYSE: PZE) announces the results for the third quarter ended September 30, 2004.

The Company posted a P$151 million gain in 2004 quarter net income (39% higher compared to 2003 quarter).

Operating income for 2004 quarter increased to P$ 564 million or 43% compared to 2003 quarter. This improvement was mainly attributable to the following:

       -  35% increase in the average oil price per barrel.

 -  Increase in the Refining gross margin due to the combined effect of higher prices  and increased sales volumes.

 -   Higher sales volumes of petrochemicals, mainly styrene, polystyrene and fertilizers.

 -   15.3% increase in prices and 11.2% rise in sales volumes for the electricity business unit.

In addition, 2004 quarter results were affected by the following other income:

  -  A P$75 million increase in equity in earnings of affiliates excluding the effects of proportional consolidation.

  -  A P$31 million gain attributable to the partial recovery of tax losses for which allowances were previously provided in Peru, mainly as a result of the renegotiation of an agreement with Perupetro involving royalty rates.

Conversely, the increase in losses in 2004 quarter was attributable to the valuation of derivative instruments related to crude oil price movements in the amount of P$270 million (net of deferred tax). The increase in the WTI curve in 2004 quarter resulted in a significant accounting loss to be offset at the time of realization of hedged production at market value (2004 fourth  quarter and year 2005).

PETROBRAS ENERGIA PARTICIPACIONES S.A.

THIRD QUARTER 2004 RESULTS

Net Sales

*    In 2004 quarter net sales increased P$476 million or 33.1% to P$1,916 million. Net sales for 2004 quarter reflect P$126 million and P$131 million attributable to our share in the net sales of CIESA and Distrilec, respectively. Net sales for 2003 quarter reflect P$111 million and P$112 million attributable to our share in the net sales of CIESA and Distrilec, respectively.

Excluding net sales of Affiliates under Joint Control, 2004 quarter net sales increased P$442 million or 36.2%.

The rise in the oil price drove strong sales increases in the Petrochemical (59.7%), Refining (49%) and Oil and Gas Exploration and Production (30%) business units.

Gross Profit

*   Gross profit increased P$259 million or 47% to P$810 million in 2004 quarter. The 2004 quarter gross profit reflects P$65 million and P$21 million attributable to our share in the gross profit of CIESA and Distrilec, respectively. The 2003 quarter gross profit reflects P$60 million and P$14 million attributable to our share in the gross profit of CIESA and Distrilec, respectively.

Without proportional consolidation, gross profit for 2004 quarter increased P$244 million or 51.5% to P$721 million, mainly as a result of the increase in the Refining gross profit (94.9%) and in the Oil and Gas Exploration and Production gross profit (61.3%).

Gross margin totaled 42.3% in 2004 quarter compared to 38.3% in 2003 quarter.

Administrative and Selling Expenses

*   Administrative and selling expenses rose to P$159 million or 16.9% in 2004 quarter. The 2004 quarter administrative and selling expenses reflect P$3 million and P$12 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively. The 2003 quarter administrative and selling expenses reflect P$3 million and P$16 million attributable to our share in the administrative and selling expenses of CIESA and Distrilec, respectively.

Without proportional consolidation, administrative and selling expenses increased to P$144 million or 23% in 2004 quarter. Such increase was mainly due to higher oil sales volumes in Ecuador and, to a lesser extent, institutional advertising expenses.

The ratio of administrative and selling expenses to sales was 8.7% in 2004 quarter and 9.7% in 2003 quarter.

Other operating income (expense), net

*   Other operating income (expense), net accounted for P$74 million and P$18 million losses in 2004 and 2003 quarters, respectively. Other operating income (expense), net for 2004 quarter reflects P$7 million and P$2 million losses attributable to our share in other operating income (expense), net of CIESA and Distrilec, respectively. In 2003 quarter, other operating income (expense), net reflects a P$1 million gain attributable to our share in other operating income (expense), net of CIESA, while no significant results were recorded in Distrilec.

Without proportional consolidation, other operating expense, net accounted for P$65 million and P$19 million losses, respectively,  mainly attributable to the incidence of costs of unused transportation capacity related to the Ship or Pay Contract with Oleoducto de Crudos Pesados S.A..

Operating Income

Equity in Earnings of Affiliates

Equity in earnings of affiliates excluding the effects of proportional consolidation is broken down as follows:

*    Equity in earnings of affiliates accounted for a P$51 million gain in 2004 compared to P$21 million in 2003 quarter.

Excluding the effects of proportional consolidation, equity in earnings of Affiliates Under Joint Control accounted for P$87 million and P$12 million gains, respectively. Both quarters were positively affected by positive variations in the recoverable value of utilities. In such respect, the rise in the listed price of the shares of TGS and Transener resulted in the reversal of the allowance for valuation of these investments at recoverable value, accounting for P$69 million and P$ 91 million gains in 2004 and 2003 quarters, respectively. Estimate of the respective recoverable value is subject to the significant uncertainties described above which limit the quality of the assumptions, estimates and evaluations inherent to such determination. Consequently, within the current context the listed price of shares is the most objective indicator to determine the respective net recoverable value. The main variations were the following:

*   TGS: In 2004 quarter, equity in earnings of TGS increased to P$8 million from P$5 million in 2003 quarter. In both quarters, the effect of the positive variation in the recoverable value of TGS resulted in the reversal of allowances, accounting for P$5 million and P$12 million gains, respectively. Excluding the effect of the reversal of allowances, equity in earnings of TGS accounted for a P$3 million gain in 2004 quarter compared to a P$7 million loss in 2003 quarter.

The improvement in equity in earnings of TGS was mainly attributable to lower financial expenses due to the different behavior of the exchange rate and to an increase in operating income driven by a 27% rise in gross profit to P$141 million in 2004 quarter.

TGS’s total sales revenues increased to P$257 or 14% in 2004 quarter. Sales revenues for the regulated segment increased to P$111 million or 4.7%, mainly due to higher sales of firm transportation and interruptible transportation services and the execution of new contracts effective May 2004. Sales revenues for the unregulated segment increased 24.6%, with a 21% rise in revenues from the NGL production and marketing segment, mainly due to increased international prices.

 As regards the US dollar-denominated net borrowing position, the behavior of the exchange rate resulted in a drop in financial income (expense), accounting for a P$86 million financial expense in 2004 quarter and a P$175 million financial expense in 2003 quarter.

*  CIESA: In 2004 quarter, equity in earnings of CIESA increased to P$41 million from P$2 million in 2003 quarter. In both quarters, the effect of the positive variation in the recoverable value of CIESA resulted in the reversal of allowances, accounting for P$45 million and P$48 million gains, respectively. Excluding the effect of the reversal of allowances, equity in earnings of CIESA accounted for a P$1 million gain in 2004 quarter compared to a P$46 million loss in 2003 quarter.

CIESA’s equity in earnings of TGS accounted for a P$12 million loss in 2004 quarter compared to a P$58 million loss in  2003 quarter. As regards the US dollar-denominated net borrowing position, the behavior of the exchange rate resulted in a reduction in financial income (expense) in the amount of P$15 million in 2004 quarter compared to P$37 million in 2003 quarter.

*   Citelec / Transener: In 2004 quarter, equity in earnings of Citelec increased to P$8 million from P$5 million in 2003 quarter. In both quarters, the effect of the positive variation in the recoverable value of Citelec resulted in the reversal of allowances, accounting for P$19 million and P$31 million gains in 2004 and 2003 quarters, respectively. Excluding the effect of the reversal of allowances, equity in earnings of Citelec accounted for P$11 million and P$26 million losses in both quarters, respectively.

This reduction in losses is attributable to the different behavior of the exchange rate on the US dollar-denominated net borrowing position which resulted in a reduction in financial income (expense), accounting for a P$40 million financial expense in 2004 quarter and a P$87 million financial expense in 2003 quarter.

Operating income remained unchanged in both quarters (P$10 million).

*   Empresa Boliviana de Refinación (EBR): In 2004 quarter, equity in earnings of EBR accounted for a P$10 million gain compared to a P$2 million loss in 2003 quarter. Increased refining margins with higher prices attributable to the rise in oil international prices and stable raw material prices (since the same are regulated) in addition to a rise in sales volumes resulted in an increase in equity in earnings of EBR.

*  Refinor S.A.: In 2004 quarter, equity in earnings of Refinor rose to P$12 million from P$8 million in 2003 quarter, mainly due to the appreciation of inventory as a consequence of the increase in WTI prices, and a 2% increase in contribution margins.

Financial income (expense) and holding gains (losses)

*   Financial income (expense) and holding gains (losses) reflect a P$542 million loss in 2004 quarter compared to a P$299 million loss in the same period of previous year. Financial income (expense) and holding (gains) losses for 2004 quarter reflect P$51 million and P$11 million losses attributable to the share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively. Financial income (expense) and holding gains (losses) for 2003 quarter reflect P$105 million and P$14 million losses attributable to the share in the financial income (expense) and holding gains (losses) of CIESA and Distrilec, respectively.

Without proportional consolidation, financial income (expense) and holding gains (losses) increased 167%, accounting for P$480 million and P$180 million losses in 2004 and 2003 quarters, respectively.

This increase is mainly attributable to the 28.6% increase in the future curve of crude oil price in 2004 quarter, compared to the 2.3% rise in 2003 quarter, which resulted in P$322 losses attributable to the valuation at market value of derivative instruments which do not qualify for hedge accounting in the amount of P$368 million and P$46 million in 2004 and 2003 quarters, respectively.

Conversely, and offsetting increased losses in 2004 quarter, a significant reduction in exchange difference losses was recorded with no results in 2004 quarter compared to a P$32 million loss in 2003 quarter. This variation resulted from the effect on the US dollar-denominated net borrowing position of the different evolution of the exchange rate which reflected a 0.3% depreciation in 2004 quarter and a 3.2% depreciation in 2003 quarter.

Other Income (Expense), net

*   Other income (expense), net accounted for a P$26 million gain in 2004 quarter compared to a P$23 million loss in 2003 quarter.

Excluding other expenses, net of Affiliates under Joint Control, other expenses, net accounted for P$12 million and P$51 million losses in 2004 and 2003 quarters, respectively. The 2004 quarter losses are mainly attributable to a P$12 million impairment charge for the Acema area, this being an area of no interest beyond the contract initial area and the pertinent extensions currently requested to PDVSA. Results for 2003 quarter mainly reflect a P$43 million impairment charge for operations in Ecuador.

Income Tax

*   Income tax accounted for a P$61 million gain in 2004 quarter compared to a P$11 million loss in 2003 quarter. The income tax charge for 2004 quarter reflects a P$1 million loss corresponding to our share in the income tax of Distrilec. The income tax charge for 2003 quarter reflects a P$3 million loss corresponding to our share in the income tax of CIESA and a P$1 million gain corresponding to our share in the income tax of Distrilec.

In 2004 quarter, without proportional consolidation, income tax accounted for a P$62 million gain compared to a P$9 million loss in 2003 quarter. The 2004 quarter reflects recognition of deferred assets for the effect of the valuation at fair value of derivative financial instruments in the amount of P$53 million and also a partial recovery of losses for which allowances were previously provided in Peru, in the amount of P$31 million, attributable to the change in business projections as a result of the agreement made with Perupetro, which involved commitments as regards investments and reduction in royalty rates.

Balance Sheet

The Consolidated General Balance Sheet as of September 30, 2004 reflects the following amounts attributable to Affiliates under Joint Control:

-  P$3,415 million for Property, Plant and Equipment.

-  P$2,214 million for Short-Term Debt.

-  P$123 million for Long-Term Debt.

Statement of Cash Flows

(Información Consolidada)	(Períodos de Tres Meses)		(Períodos de Nueve Meses)	
(en millones de pesos)	3° Trim. 04	3° Trim. 03	Sep-04	Sep-03
Fondos Generados por las Operaciones				
Resultado Neto	151	109	156	524
Ajustes a la Utilidad Neta				
Resultado de Inversiones No Corrientes	(51)	(21)	(73)	(86)
Resultado Financiero Neto	25	60	64	(615)
Dividendos Cobrados	29	11	65	20
Depreciación Bienes de Uso y Otros Activos	257	264	782	742
Previsión Desvalorización CIESA	(45)	(47)	0	129
Desvalorización de Activos	15	51	32	178
Otros	10	(34)	18	143
Baja Inversiones Exploratorias	0	0	80	10
Cambios en Activos y Pasivos	59	122	323	293
Impuesto a las Ganancias	(91)	(13)	(87)	45
Intereses Devengados	138	142	436	442
Intereses Pagados	(124)	(135)	(346)	(406)
Subtotal	373	509	1,450	1,419
Fondos Anticipados de Instrumentos de Cobertura	(383)	(62)	(685)	(248)
Fondos Netos Generados por las Operaciones	(10)	447	765	1,171
Fondos (Aplicados a) Generados por las Actividades de Inversión				
Adquisición de Bienes de Uso	(273)	(232)	(613)	(626)
Aportes en Inversiones No Corrientes	(3)	1	(33)	(95)
Otros	5	0	5	(13)
Fondos Netos (Aplicados a) Generados por las Actividades de Inversión	(271)	(231)	(641)	(734)
Fondos (Aplicados a) Generados por las Actividades de Financiación				
Préstamos	88	(38)	153	(146)
Fondos Netos (Aplicados a) Generados por las Actividades de Financiación	88	(38)	153	(146)
Efecto Inflación y Devaluación sobre Saldos	1	51	0	(83)
Variación de Fondos	(192)	229	277	208
Fondos al Inicio	1,396	807	927	828
Fondos al cierre	1,204	1,036	1,204	1,036

In the Statement of Cash Flows as of September 30, 2004, the 2004 quarter reflects the following amounts attributable to Affiliates under Joint Control:

•

P$46 million for depreciation

•

P$66 million for acquisition of property, plant and equipment

•

P$572 million for cash at closing.

OPERATING INCOME BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

*    Net sales for 2004 quarter rose to P$880 million or 30%. This increase mainly derived from the 29.2% rise in average sales prices of oil equivalent.

Combined oil and gas daily sales volumes rose to 162.3 thousand boe or 0.7% in 2004 quarter.

Oil sales volumes decreased to 115.2 thousand bbl/d or 0.4% in 2004 quarter. Gas sales volumes increased to 282.9 million cubic feet per day or 3.7%.

In Argentina, sales rose to P$452 million or 18.5% in 2004 quarter mainly due to a 25.7% increase to P$58.1 in the average sales price per barrel of oil equivalent. Sales volumes fell to 84.6 thousand boe per day or 5.6%.

Oil sales increased to P$415 million or 21.7% in 2004 quarter mainly as a result of a 36% increase in the average sales price to P$91.2 per barrel. The significant rise in the international reference price was mitigated by the tax on exports regime imposed by the Argentine Government, the price of crude oil in the domestic market being subject to such tax regime.

Daily sales volumes declined to 49.5 thousand barrels or 10.7% mainly due to the fact that Argentine assets are mature fields under production through secondary recovery with a considerable natural decline.

Gas sales decreased to P$37 million or 7.5% in 2004 quarter mainly due to the 10% reduction in the average sales price to P$1.88 per thousand cubic feet in 2004 quarter from P$2.09 in 2003 quarter. In 2004 quarter, the restrictions imposed by the Argentine Government on gas exports in order to give priority to domestic demand, derived in a 30% reduction in export volumes, which were sold in the domestic market at lower prices. Daily gas sales volumes increased to 210.4 million cubic feet or 2.6%.

Combined oil and gas sales outside of Argentina increased to P$428 million or 44.6% in 2004 quarter. Total oil and gas sales volumes increased to 77.7 thousand boe per day or 8.7%. Crude oil average sales price increased to P$67.1 per barrel or 37.9% in 2004 quarter from P$48.7 in 2003 quarter.

In Venezuela, oil and gas sales increased to P$217 million or 49.7% in 2004 quarter. Crude oil average sales price per barrel increased to P$49.9 or 36.3% in 2004 quarter from P$36.6 in 2003 quarter in line with the rise in the international reference price. Nevertheless, such increase was limited by the price fixing system of third round agreements which provide decreasing lower prices for increasing operating income.

Average gas price decreased to P$1.26 per million cubic feet or 27% in 2004 quarter from P$1.72 in 2003 quarter as a consequence of the reduction in the reference price in Venezuela, which is regulated by the State.

Daily sales volumes of oil equivalent increased to 51.1 thousand barrels or 11.1% in 2004 quarter. Drilling of new productive wells in addition to the performance of workover activities performed by the end of 2003 and early in 2004 at Oritupano Leona and La Concepción Oilfields allowed to increase production levels.

In Ecuador, total oil sales for 2004 quarter rose to P$63 million or 97.4%. The growing development of Block 18, with capital expenditures that allowed to double productive wells in 2004 quarter, resulted in a 31.3% increase in crude oil daily sales volumes to 6.3 thousand bbl/d at an average sales price of P$110 per barrel.

*  Gross profit for 2004 quarter increased to P$487 million or 61.3%. Gross margin on sales increased to 55.3% in 2004 quarter from 44.6% in 2003 quarter. This rise in gross profit mainly derived from the increase in oil sales prices.

*   Administrative and selling expenses increased to P$58 million or 31.8% in 2004 quarter from P$44 million in 2003 quarter mainly as a result of increased sales volumes in Ecuador.

*   Exploration expenses totaled P$13 million in 2004 quarter and P$3 million in 2003 quarter. In 2004 quarter 3D seismic works in the amount of P$6 million were performed in the Santa Cruz I Oeste area, Argentina and 2D seismic works in the amount of P$7 million were performed in Tinaco, Venezuela.

*  Other operating income (expense) for 2004 quarter accounted for a P$80 million loss compared to a P$3 million loss in 2003 quarter. The 2004 quarter reflects a P$51 million loss derived from the unused transportation capacity relating to the Ship or Pay Contract with OCP in Ecuador.

Instruments that do not qualify for hedge accounting

Changes in the accounting measurement of derivative instruments that do not qualify for hedge accounting are recognized in the Income Statement under “Financial Income (Expense) and Holding Gains (Losses)”. As of September 30, 2004, the Company maintains the following structure of oil hedge agreements, which are accounted for as non-hedge instruments:

                                                                                            ____________Expected Maturity___________

	2004	2005	Total
Sales Price Exposure

Crude oil price swaps (1)
Contract volumes (million bbl)	2.76	-	2.76
Average settlement prices (US$ per barrel)	18.87	-	-
Current value before advance payments			(281)

Swap options (2)
Contract volumes (million bbl)	--	7.30	7.30
Average exercise price (US$ per barrel)	--	19.00	-
Current value before advance payments			(543)

(1)

The transactions included herein are swap options exercised by the counterparties.

(2)

The transactions included herein are sold swap options.

Refining

*   As from 2004 first quarter, allocation of product sales among business units has been subject to a series of changes. As a result, the Refining business segment commercializes oil brokerage operations, which were previously commercialized by the Hydrocarbon Marketing and Transportation business unit. These operations accounted for P$11 million sales revenues in 2004 quarter, with a P$1 million contribution margin.

*  Operating income for 2004 quarter increased P$38 million to P$61 million. During 2004 quarter, a strong price increase was recorded in products allowing to pass through the rise in international prices. This fact, together with the implementation of the new tax on crude oil exports, which partially offset the significant increase in WTI prices, resulted in an improvement in average contribution margins.

*   Gross profit increased to P$76 million or 95% in 2004 quarter and gross margin rose to 16.7% in 2004 quarter from 12.7% in 2003 quarter. With the purpose of optimizing marketing margins, priority was given to products and distribution channels with higher contribution, with a 15% increase in exports. This strategy allowed to absorb the 25.7% increase in the average cost of processed crude oil (P$97.8 per barrel).

*  Net sales for refinery products increased to P$456 million or 49% in 2004 quarter, boosted by higher prices of products sold by the Company, the 10% average increase in volumes and the incorporation of oil brokerage operations in 2004 quarter. Domestic sales volumes increased 8% in 2004 quarter compared to 2003 quarter, mainly due to diesel oil and gasoline sales to other oil companies, while export volumes increased 15%, mainly due to sales of varieties of paraffin, virgin naphtha and fuel oil.

Within the context of a growing operational integration with the Oil and Gas Exploration and Production business segment, during 2004 quarter crude oil volumes processed increased to 34,152 barrels per day or 3.1%, compared to 33,133 barrels per day in 2003 quarter.

Total diesel oil sales volumes rose to 221 thousand cubic meters or 4.7% in 2004, with a 25% increase in the domestic market, partially offset by a drop in exports, especially to Paraguay.  The sales increase in Argentina is mainly boosted by higher sales to domestic oil companies, especially EG3. The new commercial mix, together with the increase in the diesel oil domestic market, resulted in a decrease in the market share to 3.2% in 2004 quarter from 4.8% in 2003 quarter.

Total gasoline sales volumes rose to 38 thousand cubic meters or 37.2% in the domestic market in 2004 quarter boosted by increased sales to oil companies operating in Argentina, especially to EG3. The Company’s market share was 3.1% in 2004 quarter and 3.2% in 2003 quarter.

Asphalts sales volumes grew 38.1% in 2004 quarter. Domestic market sales increased 92% due to a rise in road construction which resulted in reduced exports, especially to Paraguay.

Sales for the reformer plant byproducts fell 16.5% in 2004 quarter, mainly due to lower LPG exports. Aromatics sales declined 45.7% while paraffins sales increased 74.8%, mainly due to varieties of paraffin and paraffinic naphtha exports.

Sales average prices increased 29%, 145%, 10%, 60%, 12%, 44%, 14% and 19% for diesel oil, benzene, asphalts, paraffins, gasoline, aromatics, reformer plant byproducts and heavy distillates, respectively, mainly as a result of the significant rise in crude oil international prices.

Petrochemicals

*  Regarding the international context, the styrenics business was characterized by high international prices both of finished products and raw materials in 2004 quarter. In this respect, styrene and polystyrene prices increased approximately 82% and 75% compared to 2003 quarter. Though the price of benzene increased 160% in 2004 quarter compared to 2003 quarter, the spread for styrene remained unchanged while the spread for polystyrene increased 15% in 2004 quarter.

Regarding the fertilizers business, urea international prices rose 46%, from an average of US$ 145 per ton in 2003 quarter to US$ 212 per ton in 2004 quarter. This was attributable to an increased demand from the Southeastern region of Asia as well as a lower global supply as a result of the high cost of natural gas in the major manufacturing centers of urea around the world.

*   Operating income for 2004 quarter increased to P$85 million or 37.1%, mainly due to a higher gross profit and to the recognition of tax benefits for Innova operations.

*   In Argentina, styrenics sales increased to P$168 million or 39%. Average sales prices in pesos were 45% higher in 2004 quarter compared to 2003 quarter, with higher international prices in dollars compared to 2003 quarter.

Styrenics sales volumes totaled 46.4 thousand tons in 2004 quarter, 6% lower compared to 2003 quarter, mainly as a result of lower styrene exports volumes. Reflecting the Argentine market recovery, changes were adopted in the sales channels prioritizing the positioning in the domestic market over exports.

Within this context, total styrene sales volumes fell 21% as a result of a strong drop in exports compared to 2003 quarter, in which quarter a 3,100 ton transaction was effected, partially offset by a 21% increase in domestic sales. Polystyrene and Bops sales volumes grew 4% in 2004 quarter, as a result of a 16% increase in domestic sales, while exports fell 10% in 2004 quarter due to lower volumes exported to Europe, partially offset by higher sales to Brazil.

Synthetic rubber volumes increased 13% in 2004 quarter, both in the domestic and export markets. Domestic sales grew due to an increased demand for products derived from substitution of imported manufactured products and exports grew due to higher regional sales, mainly to Chile and Brazil.

Innova sales in Brazil increased to P$225 million or 75.8% in 2004 quarter, due to the combined effect of higher prices and sales volumes.

The price increase mainly drove the rise in the sales amount. In such respect, styrene and polystyrene prices increased 71% and 44%, respectively, in 2004 quarter. The 8.2% appreciation of the Real against the US dollar in 2004 quarter allowed domestic prices to increase in line with international reference prices.

The increased demand in Brazil as a consequence of a recovery in the economic activity and problems in some styrene and polystyrene manufacturing plants in 2004 quarter drove a 15.7% increase in total sales volumes compared to 2003 quarter. The sales strategy in 2004 quarter was focused on the domestic market with a better margin and to such respect, styrene and polystyrene sales volumes increased 16% and 28%, respectively, while polystyrene exports declined, mainly to the USA and Canada.

Fertilizers sales increased P$67 million to P$169 million in 2004 quarter, as a consequence of the combined effect of (i) a 36% increase in sales volumes in 2004 quarter as a result of the strong recovery of the farming industry and the commercial restructuring which allowed for the expansion of sales areas, and (ii) the 22% price increase in line with the international reference price.

*   Gross profit rose to P$105 million or 14% in 2004 quarter. Gross margin on sales decreased to 18.8% in 2004 quarter from 26.3% in 2003 quarter reflecting the impact of the increase in benzene international price.

As regards the styrenics business in Argentina, gross profit fell to P$26 million or 21% in 2004 quarter. Gross margin decreased to15.5% in 2004 quarter from 27.3% in 2003 quarter mainly as a result of the impact of the increase in the price of benzene and higher fixed production costs, especially increased maintenance costs.

Regarding styrenics in Brazil, gross profit rose to P$36 million or 50% in 2004 quarter. Gross margin on sales fell to 16% in 2004 quarter from 18.8% in 2003 quarter as a consequence of the increase in raw materials, especially benzene.

As regards fertilizers, gross profit increased to P$43 million or 23% in 2004 quarter while gross margin on sales decreased to 25.4% in 2004 quarter from 34.3% in 2003 quarter. The rise in gross profit was attributable to the significant sales volumes and improved prices, while the decrease in gross margin reflects the incidence of imported products for resale with prices higher than those of the Company’s own manufactured products, and the increase in the gas rate.

*   Other operating income for the Petrochemical business recorded a P$10 million gain in 2004 quarter compared to a P$1 million loss in 2003 quarter. The 2004 quarter gain is attributable to the recognition of tax benefits granted by the Rio Grande do Sul state to Innova operations.

Hydrocarbon Marketing and Transportation

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of CIESA is as follows:

*   As from the first quarter of 2004, allocation of product sales among business units was subject to a series of changes. As a result, the Hydrocarbon Marketing and Transportation business unit sells the gas produced in Argentina by the Company and the liquids obtained from gas processing, which products are transferred from the Oil and Gas Exploration and Production business segment at market prices. In addition, the business segment’s operations include gas and LPG brokerage services. Oil brokerage operations are commercialized by the Refining business segment.

Sales revenues significantly increased to P$95 million in 2004 quarter due to the marketing changes mentioned above. As a consequence, gross profit increased P$6 million in 2004 quarter compared to 2003 quarter.

In 2004 quarter, sales revenues for the gas and liquids produced by the Company account for P$40 million and P$47 million, respectively. Sales volumes for the gas produced by the Company in Argentina total 211.7 million cubic feet per day and liquids sales volumes total 47.1 thousand tons.

Gas and LPG brokerage services accounted for sales revenues in the amount of P$8 million in 2004 quarter and P$18 million in 2003 quarter.

*  In 2004 and 2003 quarters, operating income was P$68 million and P$61 million, respectively. Operating results reflect P$62 million and P$58 million gains in 2004 and 2003 quarters, respectively, attributable to the proportional consolidation of CIESA. Excluding such effects, operating income totaled P$6 million and P$3 million, respectively.

Electricity

Breakdown of operating income for Affiliates under Joint Control included in the table above in relation to the proportional consolidation of DISTRILEC is as follows:

*  Net sales of electricity generation increased to P$99 million or 23.8% in 2004 quarter boosted by a 15% improvement in generation prices and a 7% increase in energy sales.  The energy delivered to the wholesale electricity market in 2004 quarter rose approximately 3%. The Company’s competitive advantages resulting from being an integrated energy company and from the joint operation of thermal and hydroelectric generation plants allowed it to capitalize on market opportunities and record the beforementioned improvement.

Net sales attributable to Genelba Power Plant increased to P$79 million or 19.7% in 2004 quarter, due to the combined effect of a 12.8% improvement in generation prices and a 6.3% rise in energy delivered. The integration of operations allowed to increase the Power Plant’s thermal generation in 2004 quarter. The contribution of gas produced by the Company was a key factor to overcome the restrictions on gas supply thermal power plants had to face. As a consequence, the plant factor increased to 99.4% in 2004 quarter from 89.6% in 2003 quarter. Consequently, energy deliveries increased 6.3% to 1,480 GWh in 2004 quarter from 1,392 GWh in 2003 quarter. In both quarters the Power Plant’s availability factor was close to 100%. The average price of energy delivered increased to P$53.7 per MWh or 12.8% in 2004 quarter from P$47.6 per MWh in 2003 quarter, due to the payment of additional compensation for guaranteed supply to the electricity market reflecting increased revenues in the amount of P$15 million and P$10 million, respectively, and to energy deliveries by less efficient machines at higher market prices on account of the gas supply situation described above.

Net sales attributable to Pichi Picún Leufú Hydroelectric Complex rose to P$18 million or 38.5% in 2004 quarter due to improved sales prices and increased generation volumes. During 2004 quarter, energy delivered increased to 439 GWh or 8.1% from 406 GWh in 2003 quarter as a consequence of the increased mean flows of the Limay and Collón Curá rivers resulting from the effects of the water storage policy implemented in the reservoirs of the Comahue Basin’s power plants which derived in increased generation in upper reservoirs to rise the water level of lower dams with the resulting increased hydroelectric generation which allowed to replace high cost thermal generation.

The average sales price increased to P$39.9 per MWh or 29.1% in 2004 quarter from P$30.9 per MWh in 2003 quarter.

*   Gross profit for the generation business increased to P$51 million or 30.8% in 2004 quarter mainly driven by higher sales volumes and improved prices in the wholesale electricity market. Gross margin was 51.5% in 2004 quarter and 48.8% in 2003 quarter.

*  Operating income for 2004 quarter increased to P$59 million or 43.9%. Operating income reflects a P$7 million gain and a P$2 million loss for 2004 and 2003 quarters, respectively, attributable to the proportional share in Distrilec. Excluding proportional consolidation, operating income increased to P$52 million or P$9 million in 2004 quarter from P$43 million in 2003 quarter, mainly due to increased margins in the generation activity.

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Petrobras Energía Participaciones S.A. is a leading company in an important sector of the Argentine and Latin American industry, including oil and gas production and transportation, refining and petrochemicals, electricity generation, transmission and distribution.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 11/11/2004

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney

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